

August 5, 2022

James Harris
Chief Financial Officer
SPX Corporation
6325 Ardrey Kell Road
Suite 400
Charlotte, NC 28277

> **Re: SPX Corporation**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed February 25, 2022**
> **Form 8-K furnished on February 23, 2022**
> **File No. 001-06948**

Dear Mr. Harris:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Continuing Operations
Other Operating Expenses, net, page 28

1. We note that you recorded significant charges related to the reversal of the contingent consideration liability and the impairment of goodwill in this line item yet you provide no disclosure here regarding those charges. Please revise to disclose the nature of all material changes within the line item, including where material changes offset one another. Refer to Item 303(b) of Regulation S-K.

<u>Consolidated Financial Statements</u>
<u>Consolidated Statements of Operations, page 54</u>

2.   We note you recorded the third quarter impairment charge of $24.3 million within "other operating expenses, net." Please revise to present this within the line item "impairment of goodwill and intangible assets." Refer to ASC 350-20-45-2.

<u>Form 8-K furnished on February 23, 2022</u>

<u>Exhibit 99.1</u>

3.   We note in the table on page two that you disclose "Segment Income" on a consolidated basis. Please revise to label this as a non-GAAP measure. Refer to Question 104.04 of the Non-GAAP Compliance and Disclosure Interpretations.

4.   We note you discuss fluctuations in adjusted segment income and adjusted segment income margin, both non-GAAP measures. Please revise to include similar discussion of the related GAAP measures segment income and segment income margin with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

5.   In footnote (2) to the Non-GAAP Operating Income reconciliation table, you describe three adjustments in fiscal year 2021 that total $7.5 million; however, the adjustment shown in the table is $13.0 million. Please tell us to what the additional $5.5 million relates to.

6.   We note that you disclose several non-GAAP measures which exclude various adjustments but provide no disclosure regarding how the measures are useful to an investor. Please revise to disclose how management uses the measures and why you believe the measures provide useful information to investors regarding your performance. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology